UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On or about November 25, 2024, Pixie Dust Technologies, Inc. (the “Company”) will release a Notice of Convocation (the “Notice”) of the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 9:30 a.m. (Japan Standard Time) on Monday, December 23, 2024 for the following purpose, as more fully described in the Notice:

●	Proposal: Appointment of accounting auditor

Shareholders are encouraged to read the Notice, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

In addition, on or about November 25, 2024, the Company will release: (i) a voting instruction card for its Japanese stockholders (the “Japanese Card”), a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference: and (ii) a voting instruction card for holders of its American Depositary Shares, each representing one common share (the “ADS Card”), a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

This report on Form 6-K does not constitute a proxy solicitation. Shareholders wishing to attend, and/or vote their shares at, the Meeting should refer to, and follow the instructions set forth in, the Notice and the Japanese Card or the ADS Card, as the case may be.

Any information contained in Company websites in respect of the Meeting is for referential purposes only and shall not be deemed as part of this report on Form 6-K.

Exhibit Index

Exhibit No.	Document
99.1	Notice of Convocation.
99.2	Power of Attorney.
99.3	Voting Instruction Card for American Depositary Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: November 25, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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